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August 14, 2013

VIA EDGAR AND ELECTRONIC MAIL

Lisa Kohl
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628, 100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc.
Request for Glass Lewis Report
Starboard Value and Opportunity Master Fund Ltd., et al.
File No. 001-10948

Dear Ms. Kohl:

We acknowledge receipt of the oral request of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 12, 2013 (the “Staff Request”) pursuant to which the Staff requested that we file with the Commission the full report from Glass Lewis & Co., LLC (Glass Lewis) in connection with the above-referenced matter.  Filed herewith is the Glass Lewis report.

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The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

cc:           Jeffrey C. Smith
Steve Wolosky

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